UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-26983

DYNAMIC DIGITAL DEPTH INC.

(Exact name of Registrant as specified in its charter)

210 Colorado Ave., Suite 100
Santa Monica, California 90404-3504
Tel: (310) 566-3340, Fax: (310) 566-3363
(Address, including zip code, and telephone number, including area code, of registrant's principle executive offices)

Common Stock, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[X]	Rule 12h-3(b)(2)(i)	[X]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 1 .

Pursuant to the requirements of the Securities Exchange Act of 1934, Dynamic Digital Depth Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DYNAMIC DIGITAL DEPTH INC.
Date: January 8, 2002	By: /s/ Mark N. Schwartz
Mark N. Schwartz Chief Financial Officer